

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2013

Via E-mail
Joseph Macnow
Executive Vice President – Finance and
Administration and Chief Financial Officer
Vornado Realty Trust
888 Seventh Avenue
New York, NY 10019

Re: **Vornado Realty Trust**
Form 10-K for the Year Ended December 31, 2012
Filed February 26, 2013
File No. 001-11954
Vornado Realty L.P.
Form 10-K for the Year Ended December 31, 2012
Filed March 6, 2013
File No. 001-34482

Dear Mr. Macnow:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief